Mail Stop 6010

								June 10, 2005


James Tubbs
President and Chief Executive Officer
Sports Source, Inc.
421 Seventh Avenue, 14th Floor
New York, NY 10001

	Re:	Sports Source, Inc.
		Registration Statement on Form SB-2
		Filed May 23, 2005
		File No. 333-125131

Dear Mr. Tubbs:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM SB-2

Prospectus Cover Page

1. Currently, you provide the penny stock disclosure in three different places: on your prospectus cover page, in a risk factor on page 5, and on page 6. Please eliminate the repetition.
Typically,
this information is not on the cover page, but if you choose to leave it there, you do not need to repeat elsewhere.


Risk Factors, page 2

2. We note from page 12 that you do not plan to pay dividends.
Please include a risk factor stating that any profit from an investment in your company will need to come from an increase in share value.

We will require financing to achieve . . . , page 3

3. Please discuss the adverse effects of raising funds, such as dilution, in a separate risk factor.

Our success depends upon our ability to attract and hire key personnel . . . , page 4

4. If you have had any material difficulties attracting and hiring key personnel, please disclose that fact and discuss the situation.
Also, if you have limited experience in recruiting key personnel, you should disclose that fact.

The offering price of the shares was arbitrarily determined . . .
,
page 5

5. We note the reference to Source Atlantic, Inc. As this is the first and only time Source Atlantic is mentioned in the document, please explain who that company is and how its value affects your stock`s value. Alternatively, if this reference was included by accident, please delete it.

Directors, Executive Officers, Promoters and Control Persons, page
9

6. Please disclose Mr. Tubbs`s business experience during the past five years, and include the dates when he served in each position.

Description of Business, page 13

7. Please define fantasy sports. Also, please explain how you anticipate the fantasy sports concept will enable you to generate revenue and ultimately a profit. Finally, please explain what incentives you intend to provide to encourage or what motivational factors you expect will operate to cause people to play your fantasy sports games.

8. We note you will launch the second stage of your operations
"[a]s
the site grows its user base and reputation within the industry." On page 16, you estimate you will launch the second phase in 2006, but you state it will depend on how quickly you are able to develop a user base. Please give a more specific, objective explanation of how you will determine it is time to launch the second phase of your business plan. For example, specify the approximate number of users, the number of daily visits to the site, the amount of revenues, or other indications that will trigger the launch of the second phase.

9. We note the statement that your website presently offers sports headlines, news stories by sports, sports scores, links and reviews for leading online fantasy games, game lines, a message forum, and tickers with news and scores. Although we can see the links to leading games, we are unable to locate the reviews for these games.
Also, we are unable to locate the game lines and message forum.
If
these features are operational on your website, please tell us how we can locate them. If they are not yet operational, please revise your filing to clarify this fact.

10. Where you identify on page 14 classified ads fees as a potential source of revenue, please disclose what type of classified ads you expect to be able to list on your webpage.

Management Discussion and Analysis, page 16

11. On page 17, you state you have enough funds to satisfy minimum cash requirements over the next twelve months. It is unclear what "minimum cash requirements" means. Instead of using this term, please provide your best estimate in each bullet of what you will need in 2005 and 2006, as applicable, for the activities described in that bullet and then provide in the last paragraph an aggregate amount you will need in 2005 and 2006.

Description of Property, page 17

12. We note that you are currently being provided with office space at no charge to the company. All costs of doing business should be reflected in your historical financial statements. Please refer to
SAB 1B.1.

13. Please identify the property owner who provides the office space to you at no charge.

Signatures, page 26

14. Your controller or principal accounting officer is required to sign the registration statement, and the signature should include a caption stating this title. We presume this individual is Mr. Tubbs.
Therefore, please add the title of "controller" or "principal accounting officer" to Mr. Tubbs`s signature. See Instructions 1 and
2 to the Signatures section of Form SB-2.


Financial Statements, page 2

15. Please provide updated audited financial statements and financial information for a period within 135 days of filing your initial registration statement. Refer to Rule 3-10(a) of Regulation S-B.

Note 6. Going Concern, page 8

16. Please clarify what actions are presently being taken to obtain additional funding and implement its strategic plans.

*	*	*

	As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

	We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Sasha Parikh at (202) 551-3627 or Mary Mast at
(202) 551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact Greg Belliston at (202) 551-3861 or me at (202) 551-3715 with any other questions.

								Sincerely,



								Jeffrey Riedler
								Assistant Director

cc:	Gregg E. Jaclin, Esq.
	Anslow & Jaclin, LLP
	195 Route 9 South, Suite 204
	Manalapan, NJ 07726
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James Tubbs
Sports Source, Inc.
June 10, 2005
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